Exhibit 99.1

FCA announces dividend distribution

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its Board of Directors intends to recommend to the Company’s shareholders a dividend distribution to the holders of common shares of €0.65 per common share, corresponding to a total distribution of approximately €1 billion.

The distribution from the profits shown in the 2018 Company’s Annual Accounts will be subject to the approval by the Annual General Meeting of Shareholders which is scheduled to be held on April 12, 2019.

If shareholders approve the proposed distribution, the expected calendar for both MTA and NYSE is as follows: (i) ex-date April 23, 2019, (ii) record date April 24, 2019, and (iii) payment date May 2, 20191.

London, 21 February 2019

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

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1The coupon number of the dividend will be 4 (four).